Filed by MN8 Energy Holdings LLC
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Greenbacker Renewable Energy Company LLC
Commission File No.: 000-55610

On July 22, 2026, MN8 Energy Holdings LLC (the “Company”) and Greenbacker Renewable Energy Company LLC (“Greenbacker”) held an investor call in connection with their announcement of a merger between the parties.
On July 27, 2026, Greenbacker made available to the public a transcript of the investor call, which is copied in full below.
Company Participants
•Jon Yoder, President and CEO, MN8
•David Callen, Chief Financial Officer, MN8
Greenbacker Participants
•Brandon Praznik, Head of Business Development and Investor Relations, Greenbacker
•Daniel de Boer, Chief Executive Officer, Greenbacker
•Carl Weatherley-White, Chief Financial Officer, Greenbacker
Brandon Praznik: Good afternoon, everyone, and thank you for joining on short notice. I’m Brandon Praznik, Head of Business Development and Investor Relations at Greenbacker. It’s just about 4:00. I want to give it another 30 seconds or so to let the remaining attendees join, and then we’ll begin our presentation.
Great, well thank you again and good afternoon, everyone. Thanks for joining again on short notice. As I said, I’m Brandon Praznik, head of business development and investor relations at Greenbacker.
This afternoon, you will hear from both management teams about the transaction announced this morning between Greenbacker Renewable Energy Company and MN8 Energy. Before we begin, let me just go through a few required items. In connection with the proposed merger, MN8 will file a registration statement on Form S-4 with the SEC that will include a proxy statement for Greenbacker and a prospectus related to MN8.
We urge you and your clients to read those materials when they become available, because they will contain important information about the transaction. They’ll be available on our website and the SEC’s website, and they will be mailed to shareholders once declared effective by the SEC.
Today’s discussion also contains forward-looking statements and references to certain non-GAAP measures, including adjusted EBITDA. Please refer to the legends on slides two and three of the presentation and to our SEC filings.
Here’s how we’ll use the next hour. Dan de Boer, Greenbacker’s Chief Executive Officer, will open with what was announced and why. Carl Weatherley-White, our Chief Financial Officer, will walk through the process the board ran and exactly what the consideration means for your clients.
You will then hear directly from Jon Yoder, president and CEO of MN8, who would be the CEO of the combined company, and from David Callen, MN8’s Chief Financial Officer. We will close with the path from here and answer a number of your questions. With that, I’ll pass the call to Dan.
Dan de Boer: Thanks, Brandon. Thank you all for making the time this afternoon. I want to start by acknowledging something directly. Many of you have been with us, and your clients have been invested with us for a long time. You’ve been patient through a difficult period for GREC. You have asked us fairly and repeatedly for a path to liquidity.
Today, I get to tell you what that path is. Greenbacker and MN8 Energy announced a definitive agreement to merge, creating a top-three American Clean Power platform, with roughly 6.2 GW of combined capacity, up from number 10 and number four, respectively.
Under the agreement, MN8 will acquire Greenbacker in a transaction that includes $350 million, payable at closing, in a combination of cash, equity in the combined company, or a combination of both, subject to proration mechanics, plus up to $25 million in additional cash payments tied to the achievement of specific commercial milestones.
That equates to approximately $1.71 per Greenbacker share, based on current estimates of outstanding shares at closing (inaudible) transaction expenses, and the Securityholders’ Representative Expense Fund, with up to approximately $0.12 per share of additional potential consideration if certain commercial milestones are achieved.
Just as important as the amount is the optionality. Every shareholder will elect one of three forms of potential consideration: all cash, subject to the cash cap that we will explain later, all MN8 equity, or a 50/50 mix, again, subject to the same cash cap.
On that cash cap, if Greenbacker shareholders collectively elect aggregate cash consideration exceeding the cap, the cash portion of each electing shareholder’s consideration will be reduced proportionately, with the reduced amount paid in equity in the combined company instead.
Cash gives your clients liquidity now. Equity gives them ownership in the third-largest clean power platform in the country at a moment when demand for power is accelerating, with a future liquidity framework for that equity written into the merger agreement itself.
I’ll let the team walk through each piece, but I want you to hear the headline from me. After a comprehensive review of every alternative available to us, the board determined that this transaction is the superior outcome for Greenbacker shareholders, and both boards approved it unanimously.
I know the number on this slide will prompt the obvious question, the one your clients will ask you tonight: how does this compare to NAV, and why is it the right value? We’re going to answer that directly. In a moment, I will walk you through the process the board ran, and Carl will take you through exactly what the consideration means.
(inaudible) 2025, when I took over as CEO (inaudible) drives me to pursue a full review of our strategic alternatives. This was not an auction of the business. It was a comprehensive review of the options available to Greenbacker in light of the stated desire for liquidity from our shareholders and the need for capital to grow the business, and you can see the arc of it on this timeline.
Throughout the summer of 2025, we held more than 60 meetings with prospective capital providers and strategic partners to evaluate alternative capital sources. By the fall, we had worked with our financial advisors to structure a process, and 42 parties engaged in the initial diligence round.
At the end of that round, we received and evaluated 19 non-binding bids. Six bidders advanced to Phase 2 diligence through the winter, and at the end of the first quarter of this year, the board selected MN8 as the preferred partner.
The board also evaluated the alternatives, in a world where we did not do a transaction. A status quo case, which forecasted what a long-term run-off of the portfolio would look like. A standalone operations case, which projected a scenario of how the company could evolve without a strategic partner, and a wind-down case where the company sold down all of its assets in a series of asset sales.
Each case (inaudible) valued back to today and reviewed with the board as well as our financial advisors, and each was shown to deliver less value than this transaction. Morgan Stanley and Wells Fargo served as our financial advisors in this process, and Wells Fargo provided a fairness opinion to the board.
The full process narrative and the opinion will be in the proxy statement / prospectus on Form S-4, which will be filed with the SEC in due course. I want to be plain about what this process means. Nobody handed us this transaction. We went and found the best outcome reasonably available in the market, we reviewed it against every other bid received, and against a variety of alternative paths that did not result in a transaction today, and MN8 won on value, on certainty, and on what your clients receive. Carl will take us through
Carl Weatherley-White: Thank you, Dan. Let me address the comparison every one of you is making. The last reported NAV of $4.22 per share against the value of this transaction. These are two different measurements of two different things, and I want to explain this difference precisely, and this slide will help illustrate those differences.
Greenbacker’s NAV was reported, developed, and consistently presented as an estimate of the fair value of our underlying assets and liabilities. It was based primarily on a discounted cash flow analysis that reflected management’s assumptions regarding the expected future performance, production, revenues, and costs of each individual project.
In that respect, NAV was an asset-level metric designed to estimate the value of the portfolio based on how Greenbacker expected those assets to perform over time. Any acquisition value, by contrast, reflects the value a buyer places on the equity of the entire enterprise.
A potential acquirer is not purchasing individual projects on a standalone basis. Instead, it is acquiring and assuming responsibility for the entire platform, including all of the costs, obligations, risks, and capital requirements associated with owning and operating the business.
Accordingly, bidders evaluated not only the company’s underlying assets, but also corporate overhead, all other platform operating costs, and enterprise-level obligations, including future capital needs, development pipeline funding needs, financing considerations, and other costs and risks associated with owning and running the entire company.
[00:10:12]
Every bidder in the process made similar adjustments in evaluating what it would be willing to pay to acquire and operate the entire business. That is what the middle of this slide shows, and it is why the value determined by bidders to acquire the full platform differed from reported NAV.
Where the process arrived is on the right; MN8’s winning bid of $1.83 per share of maximum consideration, which was the superior value among all available (inaudible). This slide puts the alternatives side by side.
The management alternatives we modelled, meaning status quo, stand-alone, and wind down cases ranged from $0.78–$1.37 per share. The two unsuccessful final round bids, both all-cash private equity offers, came in between $1.37–$1.40 per share.
MN8’s bid at $1.83 per share of maximum consideration, assuming payment of the potential additional cash consideration if certain commercial milestones are achieved, sits above every one of them, and as the check marks show, it is the only outcome that delivers all four objectives at once: highest value realized, upside potential through the equity, immediate liquidity for those who lack cash, and realization of capital losses for tax purposes.
I would like to highlight two clarifying points on the numbers so that nothing surprises you later. First, the $1.83 per share on these two slides is the basis for the bid comparison. Maximum consideration of $375 million, including the full earnout, gross of transaction expenses, and assuming a fully diluted share count as of closing.
The $1.71 plus up to $0.12 per share that you saw in Dan’s opening slide is the same economics expressed the way your clients will actually receive it. $350 million, payable at closing, with the earnout separated and disclosed as contingent. Same transaction, two presentations, and the proxy statement will carry the full reconciliation.
Second, unlike a wind down, which would take years and carry execution risks the entire way, this transaction delivers value now with choice. Let me show you exactly (inaudible). I would like now to review the three choices that Greenbacker shareholders will have to allocate the total consideration provided in this transaction.
Shareholders have a choice between three elections: 100% cash, 100% equity in the combined company, or a 50/50 mix. Cash is capped at $100 million in aggregate without giving effect to the earnout, subject to certain adjustments in the merger agreement that the proxy statement will describe in greater detail.
If shareholders collectively elect aggregate cash consideration exceeding the cap, the cash portion of each electing shareholder’s consideration will be reduced proportionately, and electing shareholders are prorated into a mix of cash and equity.
Assuming the maximum cash election amount is fully utilized, Greenbacker shareholders will collectively own approximately 11% of the combined company on a fully diluted basis, subject to adjustments based on both parties’ final transaction expenses and if and when the $25 million contingent additional consideration is earned.
To the extent aggregate cash elections fall below that maximum, collective ownership would be correspondingly higher. The additional cash payment up to $25 million, or approximately $0.12 per share, is contingent consideration tied to certain commercial milestones, which is not guaranteed.
Before I hand the discussion back to Dan, I would like to review some practical points on timing and sequence. Once the proxy statement / prospectus is declared effective by the SEC, the voting period is expected to run for approximately six weeks. Election materials are expected to be mailed approximately two weeks into that period, with both events concluding at approximately the same time before closing.
Your clients will have both the vote and the election materials in their hand at the same time, and completing one does not complete the other. To be clear, your clients will be requested to submit both a vote as well as an election. Nothing is required of your clients today.
One point I want every advisor on this call to hear now because it matters later: a client who makes no election at all will receive 100% MN8 equity by default. If your client wants an outcome other than the default option, they must submit an election form with their preferred choice. We will say this again when we walk the timeline, and it will be in every piece of election material, but I’m telling you now because you are the ones your clients will call. Dan, I’ll hand the discussion back to you.

Dan de Boer: Thanks, Carl. Now, I want you all to hear from Jon Yoder, the person who will be responsible for stewarding your client’s investment if they receive MN8 equity. Over the past year, I’ve spent a great deal of time with Jon and his team. They are serious operators with an institutional pedigree, and of the 19 bids we evaluated, they were the counterparty that best understood what we’ve built. Jon will lead the combined company as CEO. Jon.
Jon Yoder: Thank you, Dan, and good afternoon, everyone. I know I’m a new name to most of you, so let me begin with something that I mean very sincerely. What the Greenbacker team has built, which was taking an idea from scratch and turning it into a company that owns and operates over 2 GW of assets across hundreds of sites, is genuinely hard to do, and it’s a big part of why we’re here.
Over the next few minutes, I want to do three things: I want to tell you who we are, tell you why we pursued Greenbacker specifically, and most importantly, tell you why we believe the platform your clients would own on the other side of this transaction is interesting.
The transaction creates a different class of company, a national integrated energy platform with the scale, diversification, and earnings power to compete at the highest level. The combined business would encompass roughly 6.2 GW of operating and under-construction capacity, more than 1,000 projects across 33 states, a combined development pipeline of over 9 GW, and roughly $501 million of pro forma adjusted EBITDA plus principal and interest income on a run-rate basis. My colleague David Callen will take you through the detail on these numbers and their quality in a few minutes.
Here’s how I would frame the headline. In our industry, the projects themselves, meaning the solar arrays and wind farms, have largely become a commodity. Dozens of companies can develop and operate them, but what is scarce is size and scale. Only a handful of companies have reached true institutional size.
Separately, Greenbacker and MN8 ranked number 10 and number four, but together, we are a top-three clean power platform in America. We believe that scale is a real competitive advantage in this business, and that over time, it can support a lower cost of capital and a stronger platform for your clients. I’ll come back at the end to dive deeper into why we think scale matters in this moment.
These four pillars are the map for the rest of my time with you, and we’ll travel each one. First, scale: the top three platform I just described. Second, financial visibility: roughly $501 million of combined pro forma run-rate adjusted EBITDA plus P&I, underpinned by highly contracted revenue, and thanks to the highly complementary nature of our two companies, up to $20 million of identified synergies.
Third, broader access to capital: a stronger balance sheet, an improved cost of capital, and a contractual path to liquidity written into the merger agreement. Carl is going to take you through the details of our liquidity plan, because I know that’s of great interest to you.
And fourth, the market tailwind: what we believe is a multi-decade demand supercycle in U.S. power, which I’ll come to at the end.
A quick word first on where we came from, because it explains how we operate. We were founded inside Goldman Sachs in 2017 and scaled with institutional discipline. First, through acquisitions and then through our own in-house project development team.
[00:20:00]
In 2022, we spun out from Goldman Sachs and rebranded as MN8 Energy, and we’ve kept building ever since. We brought operations and maintenance fully in-house, we launched an EV charging joint venture with Mercedes-Benz, we accelerated our development pipeline, and we focused on building strategic relationships with key hyperscaler customers, including Google, Meta, Microsoft, and Amazon.
The through line is disciplined, financially prudent growth with a laser focus on providing high-value energy solutions for (inaudible). With that history in mind, let me tell you who MN8 is today.
We are a full-lifecycle developer, owner, and operator of clean power generation, storage, and delivery infrastructure to some of the largest, most sophisticated companies in the world. We operate 4.3 GW of solar and storage across 866 projects in 29 states. And we serve more than 200 blue-chip customers.
In addition to the hyperscalers I’ve already mentioned, our customer roster includes corporates like Mercedes-Benz, Walmart, FedEx, and Coca-Cola, as well as higher education institutions like MIT, Brown University, and the University of California. As a team, we have delivered more than 200 GW of projects over our careers.
What we bring to this combination is institutional-grade financial discipline, those marquee customer relationships, a fully in-house, vertically integrated capability from development through long-term operations, and growth platforms and battery storage, and powered LAN capabilities to serve rising data center demand.
Now, let me tell you what we saw when we looked at Greenbacker, because we looked very closely. We saw nearly 2 GW across 185 projects in 22 states, with very strong contract quality. 93% of revenue is contracted with investment-grade customers, and 87% of capacity is in utility-scale projects.
We saw wind generation that complements our largely solar and battery storage fleet. We saw geographies that in some places overlap with ours, which builds density and makes our operations more efficient.
And in other places, it extends us into new regions, diversifying and reducing our exposure to weather resources and changes in state policy and grid operator regulatory regimes. And we saw Cider, the largest solar project in development in New York state at 674 MW. It’s a large crown jewel project that would be hard to replicate.
We’ve believed for years that scale would matter more as this industry matures. Over that time, we have evaluated a lot of platforms. Greenbacker consistently stood out. It brings a combination of high-quality assets and high-quality people, and we believe that we can be a stronger company together.
Let’s put the two maps together, and you can see why this works. Both of us have the majority of our fleet in the West and the Northeast, and because we perform operations and maintenance in-house, the increased project density in these regions creates greater operating efficiencies.
At the same time, Greenbacker’s fleet in the Upper Midwest, combined with our fleet in the Southeast and Southwest, creates diversification and mitigates the key risks I mentioned earlier regarding weather resource, state policy, and grid operator regulatory changes.
But the fit goes deeper than the map. We looked hard at a number of platforms and chose Greenbacker because of how much we have in common. Both of us built a mix of utility-scale and distributed generation assets. Both of us have a deep understanding and appreciation for retail investors, and both of us are New York-based, with many of our key people here in New York City. In our experience, that kind of shared DNA is what makes an integration successful, both financially and culturally.
On a combined basis, we become the number three renewable IPP in the country. Roughly, 6.2 GW across 33 states carrying strong, largely investment-grade contract quality, with a weighted average remaining life to those contracts of nearly a decade and a half. I’d say that’s pretty remarkable recurring revenue visibility.
Before we dive deeper into the numbers, a brief word on the team your clients will be backing. After starting my career as an M&A attorney at Paul, Weiss here in New York, I moved to Goldman Sachs to focus on private investments. I spent almost two decades at Goldman in various investing teams, culminating in being named head of Goldman’s Renewable Power Group, where I founded what is today called MN8 Energy with several Goldman colleagues.
David Callen, our CFO, who you will hear from next, joined us in 2021 from NRG Energy, where he was Chief Accounting Officer. David has built a world-class finance department at MN8, including the financial controls and processes that we need to become a successful publicly listed company.
David Fernandez, our Chief Operating Officer, has more than two decades in the industry in developing and operating renewable energy projects. You can see we’re a founder-led team, and across the leadership bench, we’ve been involved in delivering more than 200 GW of projects with a strong long-term track record.
One more point that I know matters greatly to you is governance. We have a majority independent board. Nine of 10 directors are independent, with three standalone committees, each chaired by an independent director under our independent board chair, Tim Leach.
Those directors have areas of expertise that span utilities and power, sustainability and public policy, finance and investment, and human capital, and Greenbacker will obtain a seat on the combined company’s board until an IPO or other liquidity event so that your clients will have specific representation. So that is the platform and the people running it.
Size alone is not the argument. We believe that the combined company is higher quality, better financed, and better positioned for the massive growth in demand for power that we’re seeing today. For those numbers, I’ll hand it over to our Chief Financial Officer, David Callen.
David Callen: Over the next few minutes, I’ll explain why we believe this combination is not just about being a larger company. It’s about being a financially stronger company. High quality of earnings, high certainty in achieving synergies, and the strength of scale in today’s market.
(inaudible) combined adjusted EBITDA plus P&I grew from $269 million in 2022 to $376 million in 2024. I’d flag that 2024 included a one-time $52 million gain from the strategic sale of certain MN8 projects. Excluding that one-time gain, the combined business continued to grow to $359 million in 2025.
From there, at on an estimated run-rate basis, it steps up to roughly $481 million, as about 1300 MW of combined under-construction capacity is expected to come online, rising to approximately $501 million once we add the $20 million of identified synergies. I’d underline that these run rate figures are estimates that are additive to the 2025 actual results.
Just as important as run-rate EBITDA are the KPIs on the left-hand side of the slide that talk to the strong quality of these earnings. I think of this combination as one where the whole will be worth more than the simple sum of the parts.
We spread MN8’s fixed overhead across a much larger base, which lowers the combined cost base, leading to an accretive result for all shareholders, and the revenue itself is among the highest quality in our industry. 94% of 2025 combined revenue is contracted, with a roughly 14-year weighted-average tenure on our solar PPAs.

The combined platform carries limited power market risk, with nearly 100% of our PPAs being unit contingent, and about 98% of our PPAs being busbar-settled. And this revenue is contracted with roughly 250 investment-grade blue-chip customers.
Said simply, nearly all of our revenue is fully contracted with highly creditworthy investment-grade off-takers with limited exposure to short-term and seasonal power price volatility.
We have identified up to $20 million of annual run-rate savings built from concrete, identified line items. They come from efficiencies in core labor and board costs, from consolidating vendors and software, consolidating audit and financial advisor services, and from lower corporate costs such as retail and travel.
The ramp on this slide is illustrative and assumes an October 1, 2026 close. The amount and timing of synergies are estimates and remain subject to a final integration plan. Our current expectation is to realize the majority of these savings within roughly a year of closing.
[00:30:00]
Why we think scale drives a premium. Public markets have increasingly rewarded scale, as we see from the chart at the top right of the slide. The large cap valuation premium has roughly doubled since 2018, and the renewable comparables on the bottom right show where scaled platforms trade today.
We believe large, durable platforms that can deliver power at scale are among those best positioned to capture that premium, and the liquidity framework in this deal is designed to give shareholders who hold equity a path to potentially participate in this scale premium. On exactly how that liquidity plan works, I’m going to hand it off to Carl. Carl.
Carl Weatherley-White: For your clients who elect stock, the question I expect to hear often is, how do I eventually get liquidity for MN8 shares? The merger agreement itself addresses this, and I’ll describe exactly what it says.
Under the merger agreement, MN8 has agreed to use commercially reasonable efforts to pursue a public offering within 120 days following the closing. Furthermore, if a public offering does not occur within 18 months as specified in the agreement, MN8 has agreed to use commercially reasonable efforts to make an alternative liquidity opportunity available at a price generally not less than the transaction consideration, subject to the conditions and timing in the agreement.
There can be no assurance as to whether or when any such transaction will occur, and we’re not promising a listing on a date, but I want you to hear the structure clearly. There is a commitment to use commercially reasonable efforts to pursue a public offering, and behind it, there is an efforts obligation toward an alternative liquidity mechanism with a defined price floor, subject to the terms and conditions in the agreement.
Both are written into the agreement your clients will vote on, which is filed as an exhibit to our 8-K today, so you can read the actual terms rather than rely on our description of them. To reiterate, there are two paths to liquidity in this transaction: cash at closing for those who elect it, and for those who elect MN8 equity, participation in a scaled platform with a contractual framework aimed at future liquidity.
To emphasize why scale matters to that equation and why the timing of this combination is right, I would like to turn the discussion back to Jon.

Jon Yoder: Thanks, Carl. Let me start by saying that I am incredibly excited for the future of this company. Since (inaudible), there has been no better time to be a developer, owner, and operator of power generation projects in the United States.
After two decades of essentially stagnant electricity demand, the U.S. power market has entered a new phase of growth. Demand is now accelerating, and we believe we are at the beginning of a multi-decade supercycle unlike anything the industry has experienced in a generation.
The driver is digital infrastructure. AI is driving a meaningful share of the world’s knowledge work, and physical AI, autonomous vehicles, drones, and robotics appear to be coming quickly behind. All of that runs on electricity at scale.
Estimates show that the U.S. must now build approximately 80 GW of new capacity annually through the next decade, well above our long-run, historic pace, and we see this as structural rather than a passing cycle.
Roughly half of last year’s demand growth came from data centers, and about half of the growth to 2030 will too. U.S. data center electricity demand is projected to grow by more than 130% by 2030 versus 2024, and the hyperscalers have guided to more than $600 billion of capital spending in 2026 alone, about three-quarters of it on AI infrastructure.
Key point. The bottleneck is the speed at which you can build new power generation and the location at which you can build it. Solar, combined with short- and long-duration battery storage, is positioned to play the leading role in solving this bottleneck.
Other options face significant challenges. The manufacturing capacity of gas turbines is not scaled to meet today’s demand, so they are effectively sold out with roughly five-year lead times. New nuclear is a decade away and still has a lot to prove to become cost-competitive, and interconnection queues are so clogged that roughly a third of announced data center projects are facing delays simply for lack of power.
Increasingly, the hyperscalers are being asked to bring their own power to new sites that they want to build. Solar paired with storage, by contrast, can often be built in 12–24 months. Storage firms up the output, so the power is there when the customer needs it.
Unlike gas plants that need to be built near gas pipelines, solar can be built nearly anywhere that power is needed. This reframes what we’re doing as an industry, as providing cost-effective speed to power where it is needed most. Not just decarbonization.
Let me close by the way I actually think about it. There are four constituents that, in my view, determine whether a renewable energy company succeeds. It’s your customers, your capital providers, your human capital, and your suppliers. We believe that every one of them is better served with scale.
Let’s start with our customers. The hyperscalers driving this demand used to be happy with projects of 20, 50, or 100 MW, but with the huge amount of power that AI requires, they now need hundreds of megawatts or gigawatts at a time, and only a handful of companies have the balance sheet and the capability to deliver at that size.
We believe scale is what keeps us cost competitive for the largest customers in our industry, and the largest customers that we will have in the years ahead.
Second is capital. In a capital-intensive industry like ours, the ability to access large amounts of low-cost capital is one of the most durable sources of competitive advantage. We are seeing that the largest financial institutions and investors are increasingly directing their balance sheets to the largest, most bankable companies, so we believe scale can lower our cost of capital and broaden our access to it.
Third is people. Our people matter just as much as capital. Larger, more complex projects demand more specialized talent, and scale helps us attract and keep that talent.
And lastly, our suppliers. These are the manufacturers of the solar panels, wind turbines, and transformers, and the construction firms that build the projects. These folks are in short supply, and they tend to give their capacity to their biggest customers first, so scale helps move us toward the front of that line.
You put those four together, you add real diversification across assets, regions, grid operators, and regulatory regimes, and you can see why we believe this is a stronger platform together. With that, I’ll hand back to Dan to bring it home.
Dan de Boer: Let me distill everything you’ve heard into the four things on this slide that matter for your clients. First, this is the best outcome versus every alternative. A rigorous, board-led review confirmed the MN8 transaction delivers the highest value among the alternatives considered, and both boards approved it unanimously.
Second, it delivers immediate value with real optionality. $350 million, approximately $1.71 per share at closing, plus up to approximately $0.12 per share of potential additional consideration based on the assumptions we described earlier. Each shareholder decides between cash now, equity in the combined platform, or both, subject to the maximum cash election amount.
Third, for those who remain in the combined company, it is an upgraded platform. From 1.9 GW and the number 10 position standalone to roughly 6.2 GW and number three combined, with the investment-grade contract quality preserved in the direct path of what we believe is exceptional, sustained growth in power demand.
Fourth, for those who elect MN8 equity, the path forward is concrete. As Carl walked you through, there is a contractual liquidity framework written into the agreement itself.
I will say one more thing. We understand fully that your clients trusted this vehicle, and that trust was tested over the past several years. I’m not going to pretend otherwise. What I can tell you is that this board ran the process your clients deserved. It produced the best result reasonably available in the market, and it converts a position that has been illiquid for too long into real value today. That is what we set out to deliver. Carl will now walk through exactly what happens between today and closing.
Carl Weatherley-White: I would now like to (inaudible) closing of the transaction, which is targeted for the fourth quarter of this year. Today, we are announcing the transaction and releasing the 8-K, joint press release, this presentation, and advisor outreach. Nothing for clients to do yet.
[00:40:08]
Within the next two weeks, your clients will receive a letter from Greenbacker announcing the proposed transaction, consideration specifics, and next steps. For reference, this letter is linked in the email we distributed to you earlier today.
During the remainder of the third quarter, a preliminary proxy statement / prospectus on Form S-4 will be filed with the SEC, and we will commence required regulatory approvals: HSR Antitrust, FERC Section 203, and the New York Public Service Law filings.

Proxy effectiveness is targeted in Q3 or Q4, which opens the voting window, and proxy materials will be distributed to shareholders in connection with a shareholder meeting to be held after a roughly six-week voting window.
Roughly 10 business days after the proxy materials are mailed, shareholders will then receive their election forms, allowing the choice of cash, equity, or the 50/50 blend.
The shareholder meeting is expected to be held in the fourth quarter, where approval of the transaction requires a simple majority, 50% plus one of outstanding Greenbacker shares. At least five business days prior to the targeted close, the election period will expire.
Fourth quarter of 2026 targeted close, subject to the satisfaction of the merger agreement’s closing conditions, including the regulatory approvals we mentioned, Greenbacker shareholder approval and MN8 member approval (inaudible) delivered through the paying agent following the proration procedures.
A reminder: a shareholder who does not submit an election receives 100% equity in MN8 by default. The vote is the gate. No consideration will be payable until shareholders approve the transaction, so the single most valuable thing you can do for your clients in the coming months is simple: make sure they vote, and if they want cash, make sure they elect.
Four reasons this combination is designed to create value. The combination of MN8 and Greenbacker creates a platform position for the expected growth in power demand that we are experiencing today. Together, we can generate high-quality (inaudible) contracted cash flows and also address what the market requires: speed to power.
Finally, with this platform’s capabilities, we are better positioned to deliver long-term equity upside for our shareholders.
Next steps. What advisors should do next. First, read the materials filed today, and once effective, the definitive proxy statement / prospectus on Form S-4, which will contain the complete terms of the merger, including the post-close liquidity framework, the process narrative and the fairness opinion.
Second, encourage your clients to vote. When the window opens, an affirmative vote of 50% plus one approves the transaction and unlocks each shareholder’s consideration election. Finally, please bring us your questions. Both companies’ investor relations and management teams are available. Thank you. Now I would like to turn the conversation back to Dan.
Dan de Boer: Thanks, Carl. Today’s announcement is the realization of a promise we made when I took over as CEO, and we began the strategic review to find the best available result for your clients and to be transparent with you about what it is.
After 16 grueling months of working to scour the financial markets, the opportunity to combine our platform with MN8 is the best outcome we could have imagined. We’re creating a top-three renewable power platform at a time of generational power demand increases.
The scale of the combined enterprise gives what we believe to be substantial competitive advantages and positions our investors for significant potential value creation. This ongoing ownership stake is combined with the ability to get some liquidity today and a contractual pathway to full liquidity in the future.
At this stage, the materials are filed, the terms are public, and both teams will be available to you throughout the process, including one-on-one calls and client conversations wherever they help. With that, let’s open it up to questions. Brandon will moderate.

Brandon Praznik: Thanks, Dan. Before we begin, a quick note on format. Over the past several years, and particularly since we announced the strategic review, we’ve had ongoing conversations with many of you about liquidity, valuation, and the path forward for GREC.
Drawing on those conversations, we’ve put together the questions we anticipate will be most on your minds as you digest today’s announcement about the transaction, the election process, and what this means to your clients, and I’ll put them to Dan, Carl, Jon, and David directly.
A reminder that everything discussed in this Q&A is qualified by the proxy statement / prospectus and related materials that will be filed with the SEC. Those documents govern, and we’d encourage you and your clients to read them carefully when available.
Some of what you’ll hear also includes forward-looking statements subject to the cautionary language you heard at the top of this call. We encourage you to read all of the cautionary language contained in today’s presentation materials, which are attached to the Form 8-K that we filed with the SEC this morning.
If your question isn’t covered today, please reach out to me or your Greenbacker relationship contact directly, as we’re committed to getting you answers ahead of the vote and election deadlines.
With that, let’s get started. The first question, Dan, this one’s for you. The question we hear most often is why transact now at this value if power demand is entering a super cycle; why not hold the assets and wait for a better market?
Dan de Boer: Thanks, Brandon. It is a good question, and it’s one that we spent a lot of time talking through and evaluating with our board as we went through this process. This demand super cycle is unprecedented and pretty amazing, but it requires a lot of capital.
We’re building infrastructure, and in order to take advantage of this super cycle and in order to build new projects to supply power to those that need it, we would need substantial capital to do so, and that was not capital that we had as a standalone entity, so part of this process was trying to go find that capital.
At the same time, we did hear our investors that folks needed liquidity, and so we tried through this process to find an opportunity that balanced both that capital need to take advantage of the cycle, but also adhering to our investors’ requests and demands for liquidity.
The MN8 opportunity is really the best of both worlds. It allows our investors to participate in that cycle by retaining equity if they choose and participating in the growth that will occur over the next few years, but it also does provide some liquidity now and a pathway to liquidity in the future, again, for us to be responsive to the demands of those investors and provide folks with an exit opportunity.
Brandon Praznik: Thanks, Dan. Next question also for you, which is what happens if the transaction is not approved? What is the alternative for shareholders?
Dan de Boer: If the transaction is not approved, we would certainly evaluate next steps for the business through the strategic review that we just went through. That could certainly include communicating with some of the other bidders to see if there’s an opportunity that is better suited to what our shareholders want, but more likely than not, it would include us looking through what are our opportunities as a standalone entity.

I would note that in our review with the board, we did evaluate not only the alternative bidders but what those standalone opportunities may look like, and all of those were deemed to be inferior to the bid that we received from MN8.
Brandon Praznik: Thanks, Dan. Carl, this question’s for you. How should advisors think about the tax consequences of the different elections?
Carl Weatherley-White: Thanks. I get the fun questions. I need to be careful because we cannot provide tax advice, so every investor should carefully review the S-4 once it’s filed, as it will contain a detailed description of the treatment of the transaction for U.S. tax purposes. In addition, we encourage your clients to consult their own tax advisor.
However, I can say a few things. The receipt of MN8 equity and cash is expected to be a taxable transaction under U.S. tax for U.S. tax purposes. Therefore, most shareholders should recognize a gain or loss in an amount equal to the difference between the fair market value of MN8 equity and cash received in the merger over the adjusted tax basis in their Greenbacker shares.
Such gain or loss recognized in the merger should generally be taxable as a capital gain or loss. Depending on each shareholder’s individual circumstances, a capital loss could be used to offset capital gains elsewhere in your client’s portfolio.
Brandon Praznik: Thanks, Carl. Now, Jon, this one’s for you. I think a question advisors on the call have asked: the last few years have been challenging for infrastructure investors, with the fastest rate hike cycle in four decades, supply chain and tariff disruption, and most recently, a new administration rewriting the policy landscape. How would you describe how MN8 fared through these challenges, and what has your investors’ experience been like as a result?
[00:50:19]
Jon Yoder: For sure, an important question. There’s no doubt, as you said, Brandon, this has been a very challenging environment really since 2022 with the tightening cycle, disruptions to and changes in policy, and all of this happening very concurrently.
Our strategy to navigate through that was to really turbocharge our growth, to grow through those challenges, and that’s what we were able to accomplish. Adjusted EBITDA for us grew at approximately a 28% compound annual growth rate from ‘21–’24, and we’ve continued to expand that ever since.
I think the other piece of what we’ve done is we’ve really focused on the people who are leading the next phase of growth in this industry, which are those hyperscale customers, the Metas, Microsoft, Amazons, and Googles. That’s been a real point of focus for us, and we’ve been fortunate enough to count them as our customers and to grow our relationships with them.
That’s how we’ve navigated it, and it’s been a way to keep moving forward and to deliver a good investor experience to our existing investors.
Brandon Praznik: Thanks, Jon. David, this one’s for you. For clients selecting stock, how should they think about the value of MN8 equity that they would receive given MN8 is private today?
David Callen: Great question, and I totally understand why that’s top of mind for folks. The way I think about it as we think about this transaction, total consideration for Greenbacker up front is $350 million. About $100 million in cash and $250 million in MN8 stock. And there is the option to get another $25 million in cash based on certain milestones.

When you think about it on a share basis, it’s $1.71 per Greenbacker share, of course, it’s prior to the transaction expense adjustments, as well as another $0.12 potential when hitting those milestones.
These figures were heavily negotiated, and as we heard from Dan and Carl, there are a number of different bids that came in, and ultimately, as we landed on these numbers, it is a point-in-time assessment, and it’s really struck for the purpose of this merger, but there’s definitely potential upside.
The numbers have been substantiated through heavy negotiation, multiple parties, and, of course, a number of financial advisors who have all agreed that these numbers do make sense, but it’s not a forecast for what the public is ultimately going to price.
As we move forward and we’re going through the liquidity panel, we’ve just described with everybody, the public markets are going to set a price more independently, but they’ll be informed by the same fundamentals that we talked about.
We talked about the fact that the joint company is highly contracted revenues, resulting in a fairly large EBITDA number of $501 million on a run-rate basis, high quality of recurring earnings that we just talked about, and multiples for public renewable energy comps that we showed on one of the slides, and enhanced further just by the premium for the scale of the joint platform, and the right way to think about the value for all the Greenbacker shareholders, and honestly, also for the MN8 shareholders, is this is an entry point, definitely not a ceiling.
We laid it out on slide 23 probably the best, and that the market is definitely giving beneficial value and favorable multiples for all of our comps and giving also an additional premium for scale, and that is where the potential for upside is.
Brandon Praznik: Thanks, David. I think we’ve probably got time for just two more questions, looking at time here, so I’ll ask one more question for Dan and one more question for Jon. Dan, back to you. I think some advisors will hear all of this and still wonder whether the equity election is a genuine opportunity or simply what is left over for clients who miss the cash. From the Greenbacker side of the table, which is it? How would you describe it?
Dan de Boer: Thanks, Brandon. To be honest, the equity was a feature, not a bug of this opportunity set. Over the last few months, as we’ve had conversations with a number of our advisors and a number of our investors, folks have reached out to us and expressed concern that this process might be selling into a down market or that the opportunity ahead of us is so large, why would I want to get out?
We were really focused on how do we create liquidity in this moment, but do so in a way that folks are not giving up either the upside potential that they see in this industry or the mission-driven opportunity that they saw in investing in Greenbacker in the first place.
As I said before, the opportunity to partner with somebody whose DNA is just so deeply intertwined and similar to ours was really a pretty rifle shot opportunity in the market, and we’re very glad that we were able to find this opportunity through it all.
Brandon Praznik: Thanks, Dan. Jon, we’ll wind up with you here with this last question. Carl walked us through what the merger agreement provides on liquidity. Without asking you to promise anything you can’t, how ready is MN8 for the public markets and how do you think about the path from here?
Jon Yoder: I think this is one place where we absolutely shine. We are very ready for the public markets. We put in place a public company-style board back in 2022. We started adopting Sarbanes-Oxley control infrastructure back in 2022, and now we’ve had a number of years to practice that while we’re a private company. We feel very ready to go to market.
We’re appreciative of, frankly, having had the last couple of years when the IPO markets were perhaps not as conducive to renewable energy companies as they are today to practice all of those things, and to get them down pat, and so we feel very good about our readiness to go into the public markets.
In terms of the path from here, Brandon, the merger agreement, as Carl described, has a provision that we will use commercially reasonable efforts to pursue a public offering within 120 days following closing. Quite frankly, we’re going to move as quickly as we can to try to take advantage of an open window when it presents itself.
Brandon Praznik: Great. Thanks, Jon. That brings us to the end of our questions. I want to thank Dan, Jon, and David for your time and for the perspective you’ve shared today. Most importantly, I want to thank you to all of the advisors joining us. Many of you have been with Greenbacker for years, and we’re deeply grateful for the trust you and your clients have placed in us throughout this journey.
We look forward to working closely with each of you to engage with your clients between now and closing. And as always, my team and I are here to help however we can with that. That’ll conclude our investor presentation. Thank you all and have a great afternoon.
[End of transcript]
No Offer or Solicitation
This communication relates to a proposed merger (the “Merger”) between MN8 Energy Holdings LLC (“MN8”) and Greenbacker Renewable Energy Company LLC (“Greenbacker”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Important Additional Information
In connection with the Merger, MN8 will file with the SEC a registration statement on Form S-4, that will include a proxy statement of Greenbacker and a prospectus of MN8. The Merger will be submitted to Greenbacker’s shareholders for their consideration. MN8 and Greenbacker may also file other documents with the SEC regarding the Merger. The definitive proxy statement/prospectus will be sent to the shareholders of Greenbacker. This document is not intended to be, and is not, a substitute for the registration statement and proxy statement/prospectus that will be filed with the SEC or any other documents that MN8 or Greenbacker may file with the SEC or send to security holders of MN8 or Greenbacker in connection with the Merger. INVESTORS AND SECURITY HOLDERS OF MN8 AND GREENBACKER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and all other documents, in each case if and when such documents are filed, or that will be filed with the SEC by MN8 or Greenbacker through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by MN8 will be made available free of charge by directing a request to Investor Relations, MN8 Energy at IR@mn8.com. Copies of documents filed with the SEC by Greenbacker will be made available free of charge on Greenbacker’s website at www.greenbackercapital.com/greenbacker-renewable-energy-company/ under “Public filings and investor materials”.
Participants in the Solicitation
MN8, its directors and executive officers and Greenbacker and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Merger.
Information regarding directors and executive officers of MN8, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement on the Form S-4, once it becomes available.
Information regarding Greenbacker’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Greenbacker’s Annual report on Form 10-K filed with the SEC on March 9, 2026, Greenbacker’s Form 10-K/A filed with the SEC on April 30, 2026 and other documents subsequently filed by Greenbacker with the SEC.
Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger by reading the proxy statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described above.
Forward-Looking Statements and Cautionary Statements
The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on current expectations. Forward-looking statements are statements that are not statements of historical fact, including statements about beliefs, opinions and expectations. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of MN8 and Greenbacker. The words and phrases “should,” “could,” “may,” “will,” “believe,” “plan,” “intend,” “expect,” “potential,” “possible,” “anticipate,” “estimate,” “forecast,” “view,” “efforts,” “goal” and similar expressions identify forward-looking statements and express expectations about future events. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Merger, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance.
There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. Forward-looking statements are not guarantees of future performance, and we cannot assure any reader that such statements will prove correct or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the numerous risks and uncertainties. These include the expected timing and likelihood of completion of the Merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Merger that could reduce anticipated benefits or cause the parties to abandon the Merger, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including in circumstances that would require Greenbacker to pay a termination fee pursuant to the merger agreement, the possibility that competing offers or transaction proposals may be made, the risk of member or security holder litigation relating to the proposed transaction, including resulting expense or delay, the possibility that the proposed transaction will not be completed in the expected timeframe or at all, the possibility that shareholders of Greenbacker may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Merger, the risk that the Merger and its announcement could have an adverse effect on the ability of MN8 and Greenbacker to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and others with whom MN8 and Greenbacker conduct business and on their operating results and businesses generally, employee departures, the risk the pending Merger could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, certain restrictions during the pendency of the Merger that may impact MN8’s or Greenbacker’s ability to pursue certain business opportunities or strategic transactions, the risk that the combined company may be unable to achieve synergies, the risks related to non-achievement of any milestone on which the amount of earned additional consideration depends and that Greenbacker shareholders will not receive any or all or any of the additional consideration holdback amount and other important factors that could cause actual results to differ materially from those projected, and the risk that the completion of any liquidity event by MN8 including any initial public offering or other transaction described herein, does not occur within the timeframe contemplated by the merger agreement or at all. All such factors are difficult to predict and are beyond MN8’s or Greenbacker’s control, including those detailed in Greenbacker’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Greenbacker’s website at www.greenbackercapital.com/greenbacker-renewable-energy-company/ and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that MN8 or Greenbacker believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and MN8 and Greenbacker undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.